Contact

www.linkedin.com/in/adam-goldstein-510bbb22 (LinkedIn)
www.hipmunk.com (Company)

Top Skills

Copywriting
Start-ups
User Experience

Adam Goldstein

Visiting Scientist @ Levin Lab
Los Angeles

Experience

Levin Lab @ Tufts University
Visiting Scientist
November 2021 - Present (9 months)
Medford, Massachusetts, United States

Developing new models for biological systems with a focus on cancer

Flight Penguin
Founder
January 2020 - Present (2 years 7 months)

Y Combinator
Visiting Partner
October 2019 - March 2020 (6 months)
San Francisco Bay Area

Cleartrip.com
Board Member
December 2017 - January 2020 (2 years 2 months)

Hipmunk
Co-founder and CEO
June 2010 - December 2018 (8 years 7 months)

BookTour
Co-founder
January 2007 - April 2010 (3 years 4 months)

O'Reilly Media
Author
May 2004 - January 2005 (9 months)

Education

Massachusetts Institute of Technology

B.S., Electrical Engineering and Computer Science · (2006 - 2010)

Massachusetts Institute of Technology
B.S., Mechanical Engineering · (2006 - 2010)

Pingry